

NORTHWEST MILLS AND SPECIALTY GRAINS SPC DOING BUSINESS AS CAIRNSPRING MILLS
(the "Company")
a Washington Social Purpose Corporation

Financial Statements with Independent Auditor's Report

Years Ended December 31, 2024 & 2023

Table of Contents

 

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT AUDITOR'S REPORT

To: NORTHWEST MILLS AND SPECIALTY GRAINS SPC DOING BUSINESS AS CAIRNSPRING MILLS MANAGEMENT

Opinion:

We have audited the accompanying financial statements of the Company which comprise the statements of financial position as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 & 2023 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Other Information:

Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL 33321
June 9, 2025

NORTHWEST MILLS AND SPECIALTY GRAINS SPC DOING BUSINESS AS CAIRNSPRING MILLS
STATEMENTS OF FINANCIAL POSITION

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	2,007,932	2,910,291
Accounts Receivable		533,779	419,188
Inventory		2,108,987	1,710,714
Prepaid Assets		31,259	981,933
Other Current Assets		14,908	14,616
Total Current Assets		4,696,865	6,036,742
Non-Current Assets:			
Property and Equipment - net	$	3,738,956	1,129,174
RIght-of-Use Assets		1,764,035	1,940,471
Other Non-Current Assets		10,642	12,520
Total Non-Current Assets		5,513,633	3,082,165
TOTAL ASSETS	$	**10,210,498**	**9,118,907**
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	596,927	1,778,279
Credit Cards Payable		4,492	13,881
Grain Financing Note		3,164,000	2,800,000
Notes Payable - Current Portion		72,348	66,531
Current Lease Liability		185,468	80,985
Other Current Liabilities		935,515	170,244
Total Current Liabilities		4,958,750	4,909,920
Non-Current Liabilities:			
Notes Payable - Non-Current Portion	$	324,651	396,676
Novo Foundation Loan		501,846	500,000
Convertible Notes Payable		-	1,507,750
Non-Current Lease Liability		1,798,206	1,984,139
Total Non-Current Liabilities		2,624,703	4,388,565
TOTAL LIABILITIES	$	**7,583,453**	**9,298,485**

		As of December 31,	
		2024	**2023**
EQUITY			
Preferred Stock	$	2,129	1,367
Common Stock		556	556
Additional Paid-In Capital		8,572,485	4,860,261
Retained Earnings (Accumulated Deficit)		(5,948,125)	(5,041,762)
TOTAL EQUITY		2,627,045	(179,578)
TOTAL LIABILITIES AND EQUITY	$	**10,210,498**	**9,118,907**

See Accompanying Notes to these Financial Statements

NORTHWEST MILLS AND SPECIALTY GRAINS SPC DOING BUSINESS AS CAIRNSPRING MILLS
STATEMENTS OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Revenue	$	6,432,493	5,108,067
Cost of Goods Sold		3,734,799	3,109,454
Gross Profit		**2,697,694**	**1,998,613**
Operating Expenses			
Payroll Expenses	$	2,304,481	1,509,975
General & Administrative Expenses		439,770	275,296
Rent Expense		250,356	230,625
Depreciation Expense		149,516	104,630
Amortization Expense		1,878	1,878
Sales and Marketing Expense		111,130	141,444
Professional Fees		108,958	158,026
Total Operating Expenses		3,366,089	2,421,874
Total Loss from Operations		**(668,395)**	**(423,261)**
Other Income (Expense)			
Other Income	$	94,208	-
Interest Expense		(332,176)	(169,518)
Total Other Income (Expense)		(237,968)	(169,518)
Net Loss	$	**(906,363)**	**(592,779)**
Earnings Before Income Tax, Depreciation and Amortization		(1,055,879)	(697,409)
Net Loss	$	**(906,363)**	**(592,779)**

See Accompanying Notes to these Financial Statements

NORTHWEST MILLS AND SPECIALTY GRAINS SPC DOING BUSINESS AS CAIRNSPRING MILLS
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning balance at 1/1/23	1,420,068	1,420	555,957	556	4,825,478	(4,448,983)	378,471
Redemption of Preferred Stock	(52,673)	(53)	-	-	-	-	(53)
Additional Paid in Capital	-	-	-	-	34,783	-	34,783
Net loss	-	-	-	-	-	(592,779)	(592,779)
Ending balance at 12/31/23	1,367,395	1,367	555,957	556	4,860,261	(5,041,762)	(179,578)
Issuance of Preferred Stock	761,467	762	-	-	-	-	762
Additional Paid in Capital	-	-	-	-	3,712,224	-	3,712,224
Net loss	-	-	-	-	-	(906,363)	(906,363)
Ending balance at 12/31/24	**2,128,862**	**2,129**	**555,957**	**556**	**8,572,485**	**(5,948,125)**	**2,627,045**

See Accompanying Notes to these Financial Statements

NORTHWEST MILLS AND SPECIALTY GRAINS SPC DOING BUSINESS AS CAIRNSPRING MILLS
STATEMENTS OF CASH FLOWS

		Year Ended December 31,	
		2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Loss	$	(906,363)	(592,779)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation Expense		149,516	104,630
Amortization Expense		1,878	1,878
Net change of lease commitments		94,986	164,705
Decrease (Increase) in Assets:			
Accounts Receivable		(114,591)	(21,903)
Inventory		(398,273)	(516,843)
Prepaid Assets		950,674	(590,332)
Other Current Assets		(292)	71,995
Increase (Decrease) in Liabilities:			
Accounts Payable		(1,181,352)	280,115
Credit Cards Payable		(9,389)	2,502
Other Current Liabilities		767,117	(128,483)
Total Adjustments to reconcile Net Income to Net Cash provided by operations		260,274	(631,736)
Net Cash used in Operating Activities		(646,089)	(1,224,515)
CASH FLOWS FROM AN INVESTING ACTIVITY			
Property and Equipment	$	(2,759,298)	(296,232)
Net Cash used in an Investing Activity		(2,759,298)	(296,232)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net Receipt/(Payment) Notes Payable	$	(66,208)	381,562
Net Receipt of Grain Financing Note		364,000	800,000
Net Receipt of Novo Foundation Loan		-	500,000
Issuance/(Conversion) of Convertible Notes Payable		(1,507,750)	1,007,750
Net Receipt from issuance of stocks		3,712,986	34,730
Net Cash provided by Financing Activities		2,503,028	2,724,042
Cash at the beginning of period		2,910,291	1,706,996
Net Cash increase (decrease) for period		(902,359)	1,203,295
Cash at end of period	$	**2,007,932**	**2,910,291**

See Accompanying Notes to these Financial Statements

NORTHWEST MILLS AND SPECIALTY GRAINS SPC DOING BUSINESS AS CAIRNSPRING MILLS
Notes to the Financial Statements
December 31st, 2024 and December 31, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Northwest Mills Specialty Grains SPC doing business as Cairnspring Mills ("the Company") was formed in the State of Washington in October 2017. The Company is committed to enhancing the physical environment, agricultural economy, resilience and access to healthier food in the communities they operate. The Company strives to create food that is healthy and accessible for customers and that causes no unnecessary harm to people or the planet by establishing production standards that will promote healthier environments and communities where grain is grown; and working collaboratively with producers to increase organic and regenerative farming practices. The Company's headquarters is in Burlington, Washington.. The Company's customers will be located in the United States.

The Company intends to conduct a Regulation Crowdfunding (Reg CF) campaign in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past three years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with the U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $2,007,932 and $2,910,291 in cash and cash equivalents as of December 31, 2024 and 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Bad debts expenses recognized in 2024 amounted to $29,186. Bad debts previously written off were reversed in 2023 amounting to $15,153.

Accounts receivable amounted to $533,779 and $419,188 as of December 31, 2024 and 2023, respectively.

Inventory

Inventory consisted primarily of raw materials, work in process, finished goods and packaging materials. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method.

Listed below is the Company's inventory as of December 31:

		2024	2023
Raw Materials	$	1,639,635	1,209,372
Work in Process		29	493
Finished Goods		375,548	405,301
Packaging Materials and Supplies		93,775	95,548
Total	$	**2,108,987**	**1,710,714**

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the double declining balance method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2024.

A summary of the Company's property and equipment as of December 31 is shown below.

Property Type	Useful Life (in years)		2024	2023
Equipment	5	$	1,434,851	849,529
Leasehold Improvements	5		475,275	472,655
Construction in Progress - Mill Modifications			2,471,687	300,331
Total			4,381,813	1,622,515
Less: Accumulated Depreciation			(642,857)	(493,341)
Net Book Value		$	**3,738,956**	**1,129,174**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company is in the milling operations, buying local grains, storing, cleaning and milling it into flour. Revenue begins with either automated entry through Shopify for direct-to-consumer transactions or manual order entry for food service distributors based on emails or purchase orders. Orders are fulfilled in-house or via co-packers, with invoicing and shipping recorded in the books. Invoices are automatically created once orders are marked as shipped-authorization for fulfillment. Inventory is shipped manually, and shipping confirmation triggers invoicing. The customer payments are either on cash through ACH checks or through credit with a net 30 credit term.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Payroll Expenses

Payroll expenses consist of salaries and wages, bonus, payroll taxes, bonus, medical expenses, paid time off and other payroll related expenses and are expenses as costs are incurred.

General and Administrative Expenses

General and administrative expenses consist of office supplies, IT, computer and internal systems expense, donations, bad debts expense, insurance expense, license and certifications, utilities, warehousing expense and other expenses in general corporate functions and are expensed as costs are incurred.

Sales and Marketing Expense

Sales and marketing expenses associated with marketing, rebranding and selling the Company's products are expensed as costs are incurred.

Equity Based Compensation
The Company adopted the Cairnspring Mills SPC 2017 Equity Incentive Plan. This plan allows the Company to grant equity awards to members of the board of directors, employees, investors, advisors and consultants, incentivizing performance that benefits the Company's shareholders. Awards under this plan can take the form of options or restricted stock awards. The Company has authorized the issuance of 935,000 shares of common stock under the 2017 Plan. Stock options granted under this plan have a maximum term of 10 years.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to the sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The total value of the stock option awards is expensed over the service period of the employees receiving the awards. The total share-based payment expense was $14,902 and $4,213 for the years ended December 31, 2024 and 2023, respectively.

The following tables present an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price ($)	Weighted Average Intrinsic Value ($)
Total options outstanding, January 1, 2023	303,148	0.93	0.37
Granted	-	0.93	0.37
Exercised	(401)	0.93	0.37
Expired/cancelled	(709)		
Total options outstanding, December 31, 2023	302,038	0.93	0.37
Granted	86,933	0.93	0.37
Exercised	-	0.93	0.37
Expired/cancelled	-		
Total options outstanding, December 31, 2024	**388,971**	**0.93**	**0.37**
Options exercisable, December 31, 2024	**545,628**	**0.93**	**0.37**

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2023	51,026	19,028
Granted	-	-
Vested	(20,060)	(7,481)
Forfeited	(1,110)	(414)
Nonvested options, December 31, 2023	29,856	11,134
Granted	86,933	32,418
Vested	(76,531)	(28,539)
Forfeited	-	-
Nonvested options, December 31, 2024	**40,258**	**15,013**

For options outstanding at December 31, 2024, the Company's exercise price is between $0.49 to $1.11.

Shown below is the Company's number of options outstanding, number of options vested and their corresponding exercise price as of December 31:

	2024		2023	
Exercise Price	Number of Options Outstanding	Number of Options Vested	Number of Options Outstanding	Number of Options Vested
$0.49	93,700	93,700	93,700	93,700
$0.54	16,155	16,155	16,155	16,155
$1.09	198,321	192,183	198,321	192,183
$1.11	86,933	86,933	-	-
	395,109	**388,971**	**308,176**	**302,038**

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and Washington. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

The Company has not filed its tax returns for the year 2024 as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Novo Foundation, one of the Company's preferred stockholders, granted a $500,000 loan in 2023 which remains to be outstanding as of December 31, 2024 and 2023 (see Note 5).

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases out the building, facility and equipment that are used in the operations. The leases range from 25 months to 120 months which commenced in 2013.

The Company does not have any long-term commitments or guarantees except for the lease commitments below:

Lease expense		Year Ended 2024-12	Year Ended 2023-12
Amortization of ROU assets	$	-	-
Operating lease expense		250,356	230,625
Total		250,356	230,625
Other Information:			
Operating cash flows from operating leases		166,251	85,651
ROU assets obtained in exchange for new operating lease liabilities		-	2,056,367
Weighted-average remaining lease term in years for operating leases		8.58	9.58
Weighted-average discount rate for finance leases		0.00%	0.00%
Weighted-average discount rate for operating leases		3.79%	3.79%

Maturity Analysis		Operating	Operating
2024-12	$	-	166,251
2025-12		263,571	263,571
2026-12		295,911	295,911
2027-12		295,911	295,911
2028-12		295,911	295,911
2029-12		298,364	295,911
Thereafter		879,785	882,238
Total undiscounted cash flows		2,329,453	2,495,704
Less: present value discount		(345,779)	(430,580)
Total lease liabilities	$	**1,983,674**	**2,065,124**

NOTE 5 – LIABILITIES AND DEBT

The Company's liabilities consist of accounts payable and other current liabilities, notes payable, lease liabilities and loans payable.

Grain Financing Note

In 2023, the Company entered into a Borrower Loan Agreement with Steward Lending LLC for $2,800,000 with an interest rate of 9% and a maturity date of 12 months from closing date. The Company grants to the Lender a lien on and security interest of the assets of the Company. The outstanding balance of the loan as of December 31, 2023 is at $2,800,000. The loan was fully paid in 2024.

In 2024, the Company entered into a Borrower Loan Agreement with Steward Lending LLC for $3,164,000 with an interest rate of 8.75% and a maturity date of 12 months from closing date. The Company grants to the Lender a lien on and security interest of the assets of the Company. The outstanding balance of the loan as of December 31, 2024 is at $3,164,000.

Convertible Notes

From 2018 to 2024, the Company has entered into several convertible note agreements amounting to $25,000 to $250,000 for the purpose of funding operations. The interest on the notes was at 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2020 to 2024. The notes are convertible into shares of the Company's common stock at a 10% to 25% discount during a change of control or qualified financing event. The outstanding balance of the convertible notes amounted to $1,507,750. These were all converted in 2024.

Novo Foundation Loan

In 2023, the Company obtained a $500,000 loan from Novo Foundation to fund its operations. The interest on the notes was at 4.43% and is payable in 5 years. The loan is unsecured. The outstanding balance of the loan amounted to $501,846 and $500,000, as of December 31, 2024 and 2023, respectively.

U.S. Small Business Administration Loan

In 2020, the Company obtained a $67,200 loan from the U.S. Small Business Administration to fund its operations. The interest on the notes was at 3.75% and is payable in 30 years. The outstanding balance of the loan amounted to $70,338 and $71,606 as of December 31, 2024 and 2023, respectively.

Equipment Loan

In 2023, the Company entered into a Borrower Loan Agreement with Steward Lending LLC for $391,6000 to purchase industrial grain processing equipment with an interest rate of 9% and a maturity date of 60 months from closing date. The Company grants to the Lender a lien on and security interest of the assets of the Company. The outstanding balance of the loan amounted to $326,661 and $391,600 as of December 31, 2024 and 2023, respectively.

Listed below is a summary of Company's external loans and payables as of December 31:

Debt Instrument	Principal	Interest	For the Year Ended December 2024		For the Year Ended December 2023	
			Current	Non-Current	Current	Non current
2023 Grain Financing	2,800,000	9%	-	-	2,800,000	-
2024 Grain Financing	3,164,000	8.75%	3,164,000	-	-	-
SBA Loan	67,200	3.75%	1,317	69,021	1,592	70,015
Equipment Loan	391,600	9.00%	71,031	255,630	64,939	326,661
Novo Loan	500,000	4.43%	-	501,846	-	500,000
Convertible Note	25,000 to 250,000	8%	-	-	-	1,507,750
Total			**3,236,348**	**826,497**	**2,866,531**	**2,404,426**

NOTE 6 – EQUITY

The Company has authorized 8,853,166 of common shares with a par value of $0.001 per share and 7,002,610 of preferred shares at $0.001 per share.

Common Stock

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Preferred Stock

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the Series preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2024, no dividends have been declared.

Conversion: Each share of Series preferred stock shall be convertible, at the option of the holder thereof, at any time, after the date of issuance of such share into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price for that series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect on the date the certificate is surrendered for conversion.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series preferred stock are entitled to receive prior to, and in preference to, any distribution of the assets or surplus to the common stockholders.

The Company's authorized, issued and outstanding capital stock as of December 31 is shown below:

	Issue Price ($)	As of December 31, 2024		As of December 31, 2023	
		Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
Common (CS) Stock		8,853,166	555,957	10,000,000	555,957
Preferred Stock					
Series A Preferred Stock	1.90	527,601	527,601	550,000	527,601
Series B Preferred Stock	2.77	211,553	211,553	300,000	211,553
Series C Preferred Stock	5.70	628,241	628,241	650,000	628,241
Series D-1 Preferred Stock	6.30	2,937,440	-	-	-
Series D-2A Preferred Stock	5.67	1,764,291	4,411	-	-
Series D-2B Preferred Stock	5.67	529,287	352,859	-	-
Series D-3 Preferred Stock	4.72	404,197	404,197	-	-
		7,002,610	**2,128,862**	**1,500,000**	**1,367,395**

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 9, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.